EXHIBIT (a)(1)(J)

FORM OF CONFIRMATION OF FINAL ELECTION

(POST-EXPIRATION DATE FOR OFFER NON-PARTICIPANTS)

To:	[Employee’s Name]
From:	The Children’s Place Retail Stores, Inc.
Subject:	Final Election Confirmation

We are pleased to announce that we have completed our offer to amend certain of your outstanding options. You have elected not to amend your Eligible Option(s) described below. As a result, your Eligible Option(s) have not been amended to reflect the applicable corrected exercise price and you will not receive the cash payment described in the Offer to Amend Certain Outstanding Options.

Please contact The Children’s Place Benefits Administrator at 1-866-244-8808 with any questions regarding this notice.